(g) (1)(i)

SCHEDULE II OF CUSTODY AGREEMENT

As of [    ], 2018

SERIES

Impact Shares NAACP Minority Empowerment ETF

Impact Shares Sustainable Development Goals Global Equity ETF

Impact Shares YWCA Women’s Empowerment ETF